Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton reports nine percent increase in reserves and normal course issuer bid

     CALGARY, March 19 /CNW/ - Compton Petroleum Corporation (TSX - CMT,
NYSE - CMZ) is pleased to announce reserves for the year ended December 31,
2007.
     During 2007 Compton achieved solid proved plus probable reserve additions at competitive finding and development costs. We successfully completed our
322 well drilling program, replacing 192% of our 2007 production at an all-in
Finding, Development, and Acquisition cost ("FD&A") of $9.98/boe, excluding change in future capital, and $12.89/boe, including change in future capital.
     "Compton's 2007 proved plus probable reserves grew by nine percent and are now valued in excess of $3.4 billion dollars, using a discount rate of eight percent," said Ernie Sapieha, President & CEO. "We added 2.3 million boe proved and 22 million boe proved plus probable reserves, after production and asset sales and including acquisitions, for total proved plus probable reserves of 271 million boe as at December 31, 2007. This number equates to
2.10 boe per common share outstanding, versus 1.93 boe last year, also an increase of nine percent."
     Consistent with the Company's strategy of redeploying capital from non-core assets into its focus areas of operations, the Company closed a number of property divestments and strategic acquisitions during the year.
Year end 2007 reserves reflect these transactions. During the year Compton acquired a total of 18.9 mmboe proved plus probable reserves at a total cost of $206 million or $10.93 per boe and sold 11.4 mmboe proved plus probable reserves for total proceeds of $262 million or $21.50 per boe. Excluding acquisitions and dispositions, 26.7 mmboe were added during the year at a cost of $14.58 per boe, proved plus probable, excluding future capital, and $18.21 per boe including future capital.
     2007 capital expenditures include $111.2 million on equipment and facilities including significant expenditures relating to pipeline compression facilities. At year end the Company had 45 mmcf/d excess compression capacity in southern Alberta that will expedite production additions in 2008.

     Reserves

     Netherland, Sewell & Associates Inc. ("NSAI"), independent reserve evaluators, have completed an evaluation of 96% of Compton's petroleum and natural gas reserves in accordance with National Instrument 51-101. The remaining four percent of the Company's reserves have been evaluated internally.

     <<
     -------------------------------------------------------------------------
     As at December 31,
      (mmboe, except where noted)                2007     2006     % Increase
     -------------------------------------------------------------------------

     Total proved plus probable reserves          271      249             9%
     Total proved reserves                        150      147             2%
     Reserve value, proved + probable,
      before tax
       8% DCF (millions)                       $3,406   $3,312             3%
       10% DCF (millions)                      $2,919   $2,845             4%
     -------------------------------------------------------------------------

     Reserve Summary: Company Interest Before Royalties

     -------------------------------------------------------------------------
     As at December 31,            2007                        2006
     -------------------------------------------------------------------------
                                Crude oil
                        Natural  Sulphur    Total              Total
                          gas    & Ngls    (mboe)    % of     (mboe)     %
                         (bcf)   (mbbls)    (6:1)    Proved    (6:1)   Proved
     -------------------------------------------------------------------------

     Proved
       Producing          502    20,232    103,881     69%     98,337     67%
       Non-producing       55     1,367     10,464      7%     14,364     10%
       Undeveloped        188     3,927     35,215     24%     34,517     23%
     -------------------------------------------------------------------------
     Total proved         745    25,526    149,564    100%    147,218    100%
     Probable             625    17,265    121,255            101,537
     -------------------------------------------------------------------------
     Total proved
      plus probable     1,369    42,791    270,819            248,755
     -------------------------------------------------------------------------
     Boe per share
      o/s                                     2.10               1.93
     -------------------------------------------------------------------------
     Numbers may not add due to rounding.

     Net Present Value of Reserves

     -------------------------------------------------------------------------
                                       Future net revenue before income taxes
                                                 discounted at a rate of
                                      ----------------------------------------
                                                0%          8%         10%
                                      ----------------------------------------
                                             ($000)      ($000)      ($000)
     Proved
       Producing                           $2,871,487  $1,452,542  $1,304,364
       Non-producing                          383,001     182,516     160,474
       Undeveloped                          1,020,126     415,622     344,872
     -------------------------------------------------------------------------
     Total proved                          $4,274,614  $2,050,680  $1,809,710
     Probable                               3,800,077   1,355,781   1,109,123
     -------------------------------------------------------------------------
     Total proved plus probable            $8,074,691  $3,406,461  $2,918,833
     -------------------------------------------------------------------------
     Price forecasts as of December 31, 2007 used in the above evaluations are an average of the forecasts of four major engineering firms in Calgary,
     Alberta as at December 31, 2007.  Numbers may not add due to rounding.

     Finding, Development, and Acquisition ("FD&A") Costs

     -------------------------------------------------------------------------
     ($/boe)                                           2007    3 Year Average
     -------------------------------------------------------------------------
     Total Proved, excluding change in future
      capital                                        $24.25            $15.23
     Total Proved, including change in future
      capital                                        $23.42            $17.86
     -------------------------------------------------------------------------
     Proved + Probable, excluding change in future
      capital                                        $ 9.98            $ 8.27
     Proved + Probable, including change in future
      capital                                        $12.89            $13.18
     -------------------------------------------------------------------------

     Reserve Reconciliation -- Forecast Prices and Costs
     -------------------------------------------------------------------------
                                       Crude oil, Ngls, &
                                              Sulphur          Natural Gas
     -------------------------------------------------------------------------
                                        Proved   Probable   Proved   Probable
                                        (Mbbl)    (Mbbl)     (Bcf)     (Bcf)
     -------------------------------------------------------------------------
     December 31, 2006                  32,745     17,827      687        502
     Extensions, improved recovery,
      & discoveries                      1,460      1,770       60        113
     Technical Revisions                 2,254     -3,377       14        -39
     Acquisitions                        1,386        948       49         50
     Dispositions                       -9,753        -14      -13         -1
     Production                         -2,616          0      -53          0
     -------------------------------------------------------------------------
     December 31, 2007                  25,477     17,154      745        625
     -------------------------------------------------------------------------

     Reserve Reconciliation -- Forecast Prices and Costs
     -------------------------------------------------------------------------
                                                           Total
     -------------------------------------------------------------------------
                                                                       Proved
                                                                        plus
                                                 Proved   Probable   Probable
                                                 (Mboe)     (Mboe)     (Mboe)
     -------------------------------------------------------------------------
     December 31, 2006                          147,218    101,537    248,755
     Extensions, improved recovery,
      & discoveries                              11,511     20,549     32,059
     Technical Revisions                          4,627     -9,847     -5,221
     Acquisitions                                 9,583      9,269     18,851
     Dispositions                               -11,940       -252    -12,192
     Production                                 -11,434          0    -11,434
     -------------------------------------------------------------------------
     December 31, 2007                          149,564    121,255    270,819
     -------------------------------------------------------------------------
     >>

     Normal Course Issuer Bid

     Compton has regulatory approval to commence a new normal course issuer bid to acquire an aggregate amount of up to 6,000,000 common shares in the capital of Compton. This represents approximately 4.6% of the issued and outstanding common shares of Compton as of March 10, 2008, there being
129,194,721 common shares outstanding as at that date. The average daily trading volume of the common shares of Compton on the Toronto Stock Exchange
(the "TSX") for the previous six calendar months was 457,197 per day.
     The acquisition of the common shares through the normal course issuer bid will occur over a period of 12 months, commencing on March 25, 2008 and ending on March 24, 2009 unless terminated earlier by Compton.
     Any shares acquired by Compton under the bid will be on the open market through the facilities of the Toronto Stock Exchange (the "TSX") pursuant to the rules of the TSX governing normal course issuer bids. The price that
Compton will pay for any common shares will be the prevailing market price of such shares on the TSX at the time of acquisition. It is Compton's intention to acquire the common shares at prices that represent a discount to underlying net asset value. After the common shares are acquired pursuant to the bid, they will be cancelled by Compton.
     The purpose for the acquisition and cancellation of the common shares through the normal course issuer bid is to provide capital appreciation for the benefit of Compton's shareholders.
     As at March 10, 2008, the Corporation acquired through a normal course issuer bid that commenced on March 21, 2007 and expires on March 20, 2008,
354,000 common shares at an average cost of $9.75 per share.

     2007 Year End Financial Results and Conference Call

     Compton will release its year end results on March 25, 2008, after market close. Additional reserve disclosures will be provided, together with audited year end results, as at that date. Information relating to a subsequent conference call, including dial-in information, will be included in the
March 25 news release.

     Forward Looking Statements

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (iv) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" or
"resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's recent operational and hedging activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward- looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Corporate Information

     Compton Petroleum Corporation is an independent, public company actively engaged in the exploration for and development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our activities are focused primarily in the Deep Basin fairway in the province of Alberta, in the
Western Canada Sedimentary Basin. Our growth and reserve base results predominantly from our exploration and development drilling programs.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, or Lorna Klose, Manager, Investor Relations, Telephone: (403)
237-9400, Fax (403) 237-9410, Website: www.comptonpetroleum.com, Email:
investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 19:52e 19-MAR-08